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Women-owned
Camino & Company

Flower Shop

654 Logan Street East Building
Noblesville, IN 46060
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Camino & Company is seeking investment to open our first storefront shop and support the growth of our mobile flower shop concept.
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Introduction

Camino & Company is a Mobile Flower Shop brought to you by local flower farmers and providers, small business partners and the founder's grandpa's 1984 El Camino. Karly Elbrecht, owner and manager of Camino & Company graduated with a degree in management and communications from Indiana University, and has been in the corporate world for eight years. For the majority of her career, Karly has worked in Sales Enablement in the technology space and start-up world, where managing relationships with stakeholders, executives and vendors was imperative to her success as a Sales Enablement Manager.

With Karly's expertise and training in sales and marketing, her creative and innovative backbone and her true passion for small business, family business and community – she full-heartedly believes there couldn't be a better time to open a brick and mortar flower shop to accompany their mobile flower shop. This storefront flower shop and studio lies in the heart of the community she has already built so many relationships throughout her childhood in, with her footprint growing amongst this community into adulthood, especially through her small business journey so far. Karly is so grateful that Camino & Company has been heavily backed by the community since the mobile business hit the road.

Future of the Company

We are expanding into a brick & mortar location in the heart of Downtown Noblesville, Indiana. Here we plan to continue partnering with 15+ local flower farms, offering our mobile pop-up services (bouquet bars, etc.), while adding a variety of new offerings and products (workshops, event florals, floral subscriptions, wedding packages, etc.) - and ultimately providing a modern, memory-making experience for the community, while giving a classic and cozy flower shop feel at the same time.

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THE TEAM
Karly Elbrecht
Owner
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PRESS
Petal To The Metal

Karly Elbrecht gets back to her roots with mobile flower Shop

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This is a preview. It will become public when you start accepting investment.
FUTURE HOME OF THE CAMINO & COMPANY STOREFRONT AND STUDIO, FEATURING KARLY SHOWING HER GRANDPA THE SPACE FOR THE FIRST TIME.
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MAY 15, 2022
Opened

Our mobile flower shop hit the road for our first year of markets, pop-ups and collaborations amongst various small businesses.

MAY 8, 2023
Capital Raise

Renovations are officially getting started on the storefront and studio in downtown Noblesville, Indiana

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Inventory + Florals $10,000
Remodeling + Repairs $8,650
Mainvest Compensation $1,350
Total $20,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$108,080	$198,960	$329,940	$346,432	$356,819
Cost of Goods Sold	$41,792	$75,984	$124,776	$124,776	$124,776
Gross Profit	$66,288	$122,976	$205,164	$221,656	$232,043

EXPENSES

Rent	$1,500	$1,500	$1,500	$1,500	$1,500
Salaries & Wages	$60,000	$65,000	$70,000	$75,000	$80,000
Event Fees	$2,700	$4,500	$7,200	$7,200	$7,200
Meals/Entertainment	$1,500	$3,500	$5,000	$5,000	$5,000
Marketing/Advertising	$7,000	$13,000	$20,000	$20,000	$20,000
Remodeling/Repairs	$12,500	$2,500	$2,500	$2,500	$2,500
Tax Prep/Accounting	$1,500	$1,500	$1,500	$1,500	$1,500
Technology	$8,000	$15,000	$25,000	$25,000	$25,000
Operating Profit	$-28,412	$16,476	$72,464	$83,956	$89,343

This information is provided by Camino & Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
Camino & Company _ Business Plan.docx (1).pdf
Investment Round Status
Target Raise $20,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends July 7th, 2023
Summary of Terms
Legal Business Name CAMINO & COMPANY
Investment Structure Revenue Sharing Note
Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2%-10%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2029

Financial Condition

Historical milestones

Camino & Company has been operating since May, 2022 and has since achieved the following milestones:

Hired the following positions in 2022: Brand Illustrator + Graphic Designer (hired in August, 2022), Event Photographer (hired in November, 2022)

Featured in various Small Business articles

Forecasted milestones

Camino & Company forecasts the following milestones:

Secure lease in Noblesville, Indiana by May, 2023 to expand the mobile shop to a storefront, as well.

Hire for the following positions by June, 2023: Wedding Floral Designer, Marketing Intern, Event Management Intern

Achieve 330,000 revenue per year by Year 3.

Achieve 50,000 profit per year by Year 3.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Camino & Company's fundraising. However, Camino & Company may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Camino & Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Camino & Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Camino & Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Camino & Company's core business or the inability to compete successfully against the with other competitors could negatively affect Camino & Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Camino & Company's management or vote on and/or influence any managerial decisions regarding Camino & Company. Furthermore, if the founders or other key personnel of Camino & Company were to leave Camino & Company or become unable to work, Camino & Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Camino & Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Camino & Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Camino & Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Camino & Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Camino & Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Camino & Company's financial performance or ability to continue to operate. In the event Camino & Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Camino & Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Camino & Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Camino & Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Camino & Company will carry some insurance, Camino & Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Camino & Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Camino & Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Camino & Company's management will coincide: you both want Camino & Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Camino & Company to act conservative to make sure they are best equipped to repay the Note obligations, while Camino & Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Camino & Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Camino & Company or management), which is responsible for monitoring Camino & Company's compliance with the law. Camino & Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Camino & Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Camino & Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Camino & Company, and the revenue of Camino & Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Camino & Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Camino & Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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